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COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 261 261 3158 Fax

June 30, 2017

VIA EDGAR CORRESPONDENCE

Jeffrey W. Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (1940 Act File No. 811-07589) and The Hartford Mutual Funds II, Inc. (1940 Act File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Mr. Long:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Lisa Zeises, Alexander Karampatsos, and me on May 31, 2017 with respect to the Annual Reports for certain series of the Registrants for the period ended October 31, 2016 filed on Form N-CSR on January 9, 2017.(1)  Unless explicitly provided, we understand that your comments are

(1)                                 You reviewed the following series of the Registrants: Hartford Schroders Emerging Markets Debt and Currency Fund Hartford Schroders Emerging Markets Equity Fund, Hartford Schroders Emerging Markets Multi-Sector Bond Fund, Hartford Schroders Global Strategic Bond Fund, Hartford Schroders Income Builder Fund, Hartford Schroders International Multi-Cap Value Fund, Hartford Schroders International Stock Fund, Hartford Schroders Tax-Aware Bond Fund, Hartford Schroders US Small Cap Opportunities Fund, Hartford Schroders US Small/Mid Cap Opportunities Fund, The Hartford Growth Opportunities Fund, The Hartford Small Cap Growth Fund, The Hartford Municipal Real Return Fund, The Hartford Value Opportunities Fund, Hartford Floating Rate Fund, The Hartford Healthcare Fund, The Hartford High Yield Fund, The Hartford Unconstrained Bond Fund, The Hartford Inflation Plus Fund, The Hartford International Growth Fund, The Hartford International Opportunities Fund, The Hartford International Small Company Fund, The Hartford MidCap Fund, The Hartford MidCap Value Fund, Hartford Small Cap Core Fund, The Hartford Short Duration Fund, The Hartford Small Company Fund, The Hartford Capital Appreciation Fund, The Hartford Total Return Bond Fund, Hartford Global Capital Appreciation Fund, Hartford Core Equity Fund, The Hartford Dividend and Growth Fund, The Hartford Equity Income Fund, The Hartford Municipal Opportunities Fund, The Hartford Strategic Income Fund, Hartford Global Equity Income Fund, Hartford International Equity Fund, The Hartford Global Real Asset Fund, The Hartford International Value Fund, The Hartford Emerging Markets Local Debt Fund, Hartford Emerging Markets Equity Fund, The Hartford World Bond Fund, The Hartford Floating Rate High Income Fund, The Hartford Quality Bond Fund, Hartford Real Total Return Fund, Hartford Long/Short Global Equity Fund, Hartford Municipal Income Fund, Hartford Municipal Short Duration Fund, and Hartford Environmental Opportunities Fund (each, a “Fund” and, collectively, the “Funds”).

intended to apply to disclosure in the Registrants’ future filings. On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or the Registrants’ Registration Statements, as applicable.  References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

Comment 1:                           The Staff notes that each of the following Funds had invested greater than 25% of its assets in the following sectors as of October 31, 2016:

Fund	Sector	Percentage of Net Assets
Hartford Schroders Emerging Markets Equity Fund	Information Technology	29.4%
	Financials	26.9%
The Hartford Growth Opportunities Fund	Information Technology	37.0%
The Hartford Small Cap Growth Fund	Information Technology	25.7%
The Hartford Small Company Fund	Information Technology	34.2%
Hartford Emerging Markets Equity Fund	Financials	25.0%

To the extent that a Fund invested greater than 25% of its net assets in a particular sector and it is anticipated that the Fund will continue to do so,  please disclose in the Principal Investment Strategy and Principal Risks sections of the Fund’s prospectus that the Fund may focus its investments in that particular sector.

Response 1:                              The Registrant respectfully notes that the Principal Investment Strategy section for each of The Hartford Growth Opportunities Fund, The Hartford Small Cap Growth Fund, and The Hartford Small Company Fund discloses that the respective Fund may “focus in one or more sectors of the market.”  In addition, “Sector Risk” is a principal risk of each of The Hartford Growth Opportunities Fund, The Hartford Small Cap Growth Fund, and The Hartford Small Company Fund. Each of Hartford Schroders Emerging Markets Equity Fund and Hartford

Emerging Markets Equity Fund does not have a principal investment strategy to invest in any particular market sector, but may focus on one or more sectors if the sub-adviser identifies what it believes to be an attractive investment opportunity. Hartford Schroders Emerging Markets Equity Fund and Hartford Emerging Markets Equity Fund reserve the right to reallocate among market sectors from time to time.  In the next annual update, the Registrants will consider adding disclosure to the Principal Investment Strategy and Principal Risk sections of each of Hartford Schroders Emerging Markets Equity Fund and Hartford Emerging Markets Equity Fund regarding each Fund’s potential focus on individual sectors and the potential market sector risk that could arise from this approach.

Comment 2:                           The Staff notes that the Hartford Real Total Return Fund had invested approximately 42% of its assets in equity securities as of October 31, 2016. To the extent that the Fund has historically invested greater than 25% of its net assets in equity securities and it is anticipated that the Fund will continue to do so, please disclose in the Principal Investment Strategy and Principal Risks sections of the Fund’s prospectus that the Fund may focus its investments in equity securities.

Response 2:                              The Registrant respectfully notes that the Fund’s Principal Investment Strategy section discloses that the Fund may “invest directly in listed and unlisted equity and equity related securities, including, but not limited to, common stock, preferred stock, depositary receipts (including American Depositary Receipts (‘ADRs’) and Global Depositary Receipts (‘GDRs’)), index-related securities (including exchange traded funds (‘ETFs’)) and exchange traded notes (‘ETNs’), real estate investment structures (including real estate investment trusts (‘REITs’)), convertible bonds, convertible preferred stock, rights, warrants, and similarly liquid equity equivalents.” The Registrant supplemented the Fund’s prospectus to add equity risk to address the Staff’s comment.

Comment 3:                           The Staff notes that The Hartford International Value Fund had invested approximately 37.3% of its assets in Japanese equity securities as of October 31, 2016. To the extent that the Fund has historically invested greater than 25% of its net assets in Japanese equity securities and it is anticipated that the Fund will continue to do so, please disclose in the Principal Investment Strategy and Principal Risks sections of the Fund’s prospectus that the Fund may focus its investments in Japanese equity securities.

Response 3:                              The Registrant respectfully notes that the Principal Investment Strategy section of the Fund’s Prospectus discloses that the Fund “may invest among a number of different sectors and countries throughout the world with no limit on the amount of assets that may be invested in any one sector or country” (emphasis added) and that “Foreign Investments Risk” is disclosed as a principal risk of the Fund.  The Registrant supplemented the Fund’s prospectus to add a country/regional focus risk to address the Staff’s comment.

Comment 4:                           The Staff notes that The Hartford International Value Fund’s Principal Investment Strategy section does not disclose whether the Fund normally invests a certain percentage of its assets in securities issued by foreign issuers; however, the Principal Investment Strategy section for other series of the Registrant that have “international” in the name of the fund have a 65% minimum investment limit. Please explain supplementally whether the Fund’s Principal Investment Strategy section should be revised to reflect a 65% minimum investment in securities issued by foreign issuers.

Response 4:                              The Registrant respectfully notes that the Principal Investment Strategy section of the Fund’s Prospectus discloses that “the Fund invests primarily in equity securities of foreign issuers.”  Consistent with the old Guide One to Form N-1A and industry practice, the Registrant interprets “primarily” to mean 65%.  Nevertheless, the Registrant supplemented the Fund’s prospectus to address the Staff’s comment.

Comment 5:                           The Hartford MidCap Fund’s fee table in its prospectus, dated March 1, 2016, indicates that the Fund’s Class I shares’ total annual operating expenses were 0.87%; however, the Fund’s financial highlights in its annual report, dated October 31, 2016, indicates that the Fund’s Class I shares’ total annual operating expenses were 1.02%. Please explain supplementally the cause of the difference.

Response 5:                              The change in the Fund’s Class I shares’ total annual operating expenses was a result of an increase in the number of accounts holding Class I shares of the Fund with relatively lower account values, which increased transfer agency fees.

Comment 6:                           Please confirm supplementally that any related-party transactions involving shareholders of record or known beneficial owners that held more than 10% of the voting interests of a Fund as of October 31, 2016 have been disclosed in the applicable shareholder report, pursuant to FASB Accounting Standards Codification 850-10-50.

Response 6:                              To the knowledge of the Registrants, related-party transactions involving shareholders of record or known beneficial owners that held more than 10% of the voting interests of a Registrant as of October 31, 2016 have been disclosed in the applicable shareholder report, pursuant to FASB Accounting Standards Codification 850-10-50.

Comment 7:                           With respect to The Hartford Global Real Asset Fund, please confirm supplementally that the management fee of the Fund’s wholly-owned subsidiary (the “Subsidiary”) will be included in “Management fees” line item in the Fund’s prospectus fee table in connection with its next annual update filing.

Response 7:                              The fee table already includes the management fees of the Subsidiary and any other expenses of the Subsidiary under the caption “Other expenses of the Subsidiary.” The Subsidiary is a separate pooled investment vehicle and a distinct legal entity apart from The Hartford Global Real Asset Fund. This structure is intended to comply with the conditions of a Private Letter Ruling from the Internal Revenue Service obtained by the Registrant. The Registrant believes the separate structuring and management of the Subsidiary is further indicia of the appropriateness of not consolidating the management fees.  The operative instructions in Form N-1A regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. The Registrant plans on including a footnote to clarify what expenses are included in caption “Other expenses of the Subsidiary” in the next annual update.  For these reasons, the Registrant respectfully declines to accept the Staff’s comment.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
cc:	Lisa D. Zeises
John O’Hanlon